UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

DIGIMARC CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

25381B101

(CUSIP Number)

Riley McCormack

TCM Strategic Partners L.P.

26 Tahiti Beach Island Road, Coral Gables, FL 33143

(305) 631-2754

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 10, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25381B101	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS TCM Strategic Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,740,240
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,740,240
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,740,240
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 25381B101	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS TCM Strategic GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,740,240
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,740,240
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,740,240
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, HC

CUSIP No. 25381B101	Page 4 of 6 Pages

1	NAMES OF REPORTING PERSONS Riley McCormack
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,546
	8	SHARED VOTING POWER 3,740,240
	9	SOLE DISPOSITIVE POWER 6,546
	10	SHARED DISPOSITIVE POWER 3,740,240
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,746,786
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

Page 5 of 6 Pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed on October 5, 2020 (as so amended, the “Schedule 13D”) by the Reporting Persons (as defined below), relating to the shares of common stock, par value $0.001 per share (“Common Stock”), of Digimarc Corporation (the “Issuer” or the “Company”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meaning given to such terms in the Schedule 13D.

This statement on Schedule 13D is being filed by the following persons (each a “Reporting Person” and together the “Reporting Persons”):

i.	TCM Strategic Partners L.P., a Delaware limited partnership (“TCM Partners”);

ii.	TCM Strategic GP LLC, a Delaware limited liability corporation (“TCM GP”), which is the general partner of TCM Partners; and

iii.	Riley McCormack, a citizen of the United States of America and the sole manager of TCM GP (“Mr. McCormack”).

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

On December 10, 2020, at a Special Meeting of Shareholders of the Issuer, the shareholders of the Issuer approved, for purposes of complying with Nasdaq Listing Rules 5635(b) and 5635(d), the issuance of shares of Common Stock upon the conversion of the 16,970 shares of Series B Convertible Preferred Stock, par value $0.001 per share, plus accrued but unpaid dividends, held by TCM Partners (the “Series B Shares”). As a result of such approval, on December 11, 2020, the Series B Shares automatically converted into 1,198,161 fully paid and non-assessable shares of Common Stock at a conversion price equal to $14.37 per share. In addition, Mr. McCormack received a grant of 6,546 shares of restricted Common Stock upon his election as a member of the Issuer’s Board of Directors on October 27, 2020 that will vest with respect to 1/3 of the shares on each of the first three anniversaries of the date of grant.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a, b) As of the date hereof, each of TCM Partners and TCM GP may be deemed to beneficially own 3,740,240 shares of Common Stock directly owned by TCM Partners as the holder of record, representing approximately 22.6% of the shares of Common Stock outstanding, and Mr. McCormack may be deemed to beneficially own 3,746,786 shares of Common Stock, representing approximately 22.7% of the shares of Common Stock outstanding, calculated based on 15,315,663 shares of Common Stock outstanding as of October 23, 2020, as set forth in the Company’s Quarterly Report on Form 10-Q, plus the 1,198,161 shares of Common Stock issued on conversion of the Series B Shares and the 6,546 shares of restricted Common Stock issued to Mr. McCormack, for a total of 16,520,370 shares of Common Stock outstanding.

(c) The responses to Items 3 and 4 of this Schedule 13D are incorporated by reference herein. Other than as set forth herein, no transactions in the Company’s securities have been effected by the Reporting Persons during the past 60 days.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by the Schedule 13D.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 15, 2020

TCM STRATEGIC PARTNERS L.P.

By:	TCM Strategic GP LLC, its general partner

By:	/s/ Riley McCormack
Name: Riley McCormack
Title: Manager

TCM STRATEGIC GP LLC

By:	/s/ Riley McCormack
Name: Riley McCormack
Title: Manager

RILEY MCCORMACK

/s/ Riley McCormack